GAMBRELL & STOLZ LLP ATTORNEYS AT LAW

HENRY B. LEVI

DIRECT DIAL: (404)221-6508

E-MAIL: hlevi@gambrell.com

June 4, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, NW

Securities and Exchange Commission

Washington, D.C. 20549

Re:

American Software, Inc.

Form 10-K for the Fiscal Year Ended April 30, 2006

Form 10-Q for the Quarterly Period Ended July 31, 2006

Form 10-Q for the Quarterly Period Ended October 31, 2006

Form 10-Q for the Quarterly Period Ended January 31, 2007

File No. 000-12456

Response to Letter Dated May 21, 2007

Dear Mr. Krikorian:

On behalf of our client, American Software, Inc. (the “Company”), we are responding to comments received from you with respect to the Company’s Form 10-K for the Fiscal Year ended April 30, 2006. We have included and responded to each of your comments below. All page references refer to pages in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2006.

Form 10-K for the Fiscal Year Ended April 30, 2006

Notes to the Consolidated Financial Statements

(7)	Shareholders’ Equity

Certain Class A and Class B Common Stock Rights, page 91

1.	We note the revised earnings per share disclosure in response to prior comment number 1(d). Your disclosure states that you are calculating Class A and B diluted earnings per share (“EPS”) using the “if-converted” method. This results in the calculation assuming

MONARCH PLAZA

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GAMBRELL & STOLZ LLP

ATTORNEYS AT LAW

Mr. Stephen Krikorian

June 4, 2007

no holders of Class B common stock and, therefore you have not presented diluted EPS for Class B common stock. Please note that we believe diluted EPS must be presented for both classes of common stock. That is, diluted EPS for the Class A common stock should be presented on the “if-converted” method, while the diluted EPS for the Class B common stock should be calculated on the “two-class” method. Specifically the computation of diluted EPS for Class A shares should assume conversion of Class B shares; however, diluted EPS for Class B shares should not assume conversion of those shares. Provide the calculation for diluted EPS for Class B shares using the two-class method. Ensure that this calculation shows how the undistributed earnings are being “reallocated” between the classes of common stock under this method. In addition, your footnotes should clearly set out how the numerators and denominators were determined in computing basic and diluted EPS for each class of common stock. Please clarify how you plan to revise your disclosures to comply with this guidance.

For illustration purposes the Company has included the following disclosure pursuant to your comments, which will be included in the Company’s filings on a prospective basis. The amounts contained within the table are based on amounts contained within the Company’s latest Form 10-Q filing for the period ended January 31, 2007.

Earnings Per Common Share

The Company has two classes of common stock of which Class B common shares are convertible into Class A common shares at any time, on a one-for-one basis. Under the Company’s Articles of Incorporation, if dividends are declared, holders of Class A common shares shall receive a $.05 dividend per share prior to the Class B common stock receiving any dividend and holders of Class A common stock shall receive a dividend at least equal to Class B common stock dividends on a per share basis. As a result, the Company has computed the earnings per share in compliance with Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings per Share”, which requires companies that have multiple classes of equity securities to use the “two-class” method in computing earnings per share.

For the Company’s basic earnings per share calculation, the Company uses the “two-class” method. Basic earnings per share are calculated by dividing net earnings attributable to each class of common stock by the weighted average number of shares outstanding. All undistributed earnings are allocated evenly between Class A and B common stock in the earnings per share calculation to the extent that earnings equal or exceed $.05 per share. This allocation is based on management’s judgment after

GAMBRELL & STOLZ LLP

ATTORNEYS AT LAW

Mr. Stephen Krikorian

June 4, 2007

considering the dividend rights of the two-classes of common stock, the control of the Class B shareholders and the convertibility rights of the Class B shares to Class A shares.

Diluted earnings per share is calculated similar to basic earnings per share, except that the calculation includes the dilutive effect of the assumed exercise of options issuable under the Company’s stock incentive plans. For the Company’s diluted earnings per share calculation for Class A shares, the Company uses the “if-converted” method. This calculation assumes that all Class B common shares are converted into Class A common shares and, as a result, assumes there are no holders of Class B common shares to participate in undistributed earnings.

For the Company’s diluted earnings per share calculation for Class B shares, the Company uses the “two-class” method. This calculation does not assume that all Class B common shares are converted into Class A common shares. In addition, this method assumes the dilutive effect of Class A stock options were converted to Class A shares and the undistributed earnings are allocated evenly to both Class A and B shares including Class shares issued pursuant to those converted stock options. This allocation is based on management’s judgment after considering the dividend rights of the two-classes of common stock, the control of the Class B shareholders and the convertibility rights of the Class B shares to Class A shares. Any calculations that result in the earnings per share being anti-dilutive would not be presented.

The following table sets forth the computation of basic earnings per common share and diluted earnings per common share:

GAMBRELL & STOLZ LLP

ATTORNEYS AT LAW

Mr. Stephen Krikorian

June 4, 2007

Basic earnings per common share:
	Three Months Ending		Nine Months Ending
	January 31, 2007		January 31, 2007
	Class A	Class B	Class A	Class B
Distributed earnings	$0.08	$0.08	$0.23	$0.23
Undistributed earnings	0.02	0.02	0.00	0.00

Total	$0.10	$0.10	$0.23	$0.23

Basic weighted average common shares	21,466	3,210	21,293	3,280

	Three Months Ending January 31, 2006		Nine Months Ending January 31, 2006
Distributed earnings	$0.07	0.07	$0.21	0.21
Undistributed earnings	0.01	0.01	(0.05)	(0.05)

Total	$0.08	$0.08	$0.16	$0.16

Basic weighted average common shares	20,663	3,425	20,592	3,425

GAMBRELL & STOLZ LLP

ATTORNEYS AT LAW

Mr. Stephen Krikorian

June 4, 2007

Diluted EPS for Class A common shares using the If-Converted Method

Three months ended January 31, 2007
	Undistributed &
	Distributed earnings	Class A
	to Class A	Common
	Common	Shares	EPS
Per Basic	$2,182	21,466	$0.10
CSEs	—	1,183

	2,182	22,649	0.10
Class B Conversion	321	3,210

Diluted EPS for Class A	$2,503	25,859	$0.10

Nine months ended January 31, 2007
	Undistributed &
	Distributed earnings	Class A
	to Class A	Common
	Common	Shares	EPS
Per Basic	$4,841	21,293	$0.23
CSEs	—	1,120

	4,841	22,413	0.22
Class B Conversion	730	3,280

Diluted EPS for Class A	$5,571	25,693	$0.22

Three months ended January 31, 2006
	Undistributed &
	Distributed earnings	Class A
	to Class A	Common
	Common	Shares	EPS
Per Basic	$1,706	20,663	$0.08
CSEs	—	1,261

	1,706	21,924	0.08
Class B Conversion	281	3,425

Diluted EPS for Class A	$1,987	25,349	$0.08

Nine months ended January 31, 2006
	Undistributed &
	Distributed earnings	Class A
	to Class A	Common
	Common	Shares	EPS
Per Basic	$3,276	20,592	$0.16
CSEs	—	1,212

	3,276	21,804	0.15
Class B Conversion	554	3,425

Diluted EPS for Class A	$3,830	25,229	$0.15

GAMBRELL & STOLZ LLP

ATTORNEYS AT LAW

Mr. Stephen Krikorian

June 4, 2007

Diluted EPS for Class B common shares using the Two-Class Method

Three months ended January 31, 2007
	Undistributed &
	Distributed earnings	Class B
	to Class B	Common
	Common	Shares	EPS
Per Basic	$321	3,210	$0.10
Reallocation of undistributed earnings to Class A shares from Class B shares	(3)

Diluted EPS for Class B	$318	3,210	$0.10

Nine months ended January 31, 2007
	Undistributed &
	Distributed earnings	Class B
	to Class B	Common
	Common	Shares	EPS
Per Basic	$730	3,280	$0.23
Reallocation of undistributed earnings to Class A shares from Class B shares	1

Diluted EPS for Class B	$731	3,280	$0.23	(a

a) adjusted for rounding

Three months ended January 31, 2006
	Undistributed &
	Distributed earnings	Class B
	to Class B	Common
	Common	Shares	EPS
Per Basic	$281	3,425	$0.08
Reallocation of undistributed earnings to Class A shares from Class B shares	(2)

Diluted EPS for Class B	$279	3,425	$0.08

Nine months ended January 31, 2006
	Undistributed &
	Distributed earnings	Class B
	to Class B	Common
	Common	Shares	EPS
Per Basic	$554	3,425	$0.16
Reallocation of undistributed earnings to Class A shares from Class B shares	8

Diluted EPS for Class B	$562	3,425	$0.16

GAMBRELL & STOLZ LLP

ATTORNEYS AT LAW

Mr. Stephen Krikorian

June 4, 2007

We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

Sincerely,

/s/ Henry B. Levi

FOR GAMBRELL & STOLZ, LLP

HBL/git

C35129

cc:	James C. Edenfield
Vincent C. Klinges
Herman Moncrief